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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                       LEGEND INTERNATIONAL HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                                   ----------

                                    Delaware
                 (State or other jurisdiction of incorporation)


          000-32551                                      23-3067904
  (Commission File Number)                  (I.R.S. employer identification No.)

                          580 St. Kilda Road - Level 8
                            Melbourne, Victoria 3004
                                    Australia
                                011-613-8532 2860
                  (Address and Telephone Number of Registrant)

                                   ----------

                                Joseph Gutnick
                                    President
                          580 St. Kilda Road - Level 8
                            Melbourne, Victoria 3004
                                    Australia
                                011-613-8532 2860
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notice and Communications on Behalf of Registrant)

                                   ----------

                          Common Stock, $.001 par value
 (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                                November 17, 2004

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY

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

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

      This notification ("Information Statement") is furnished by Legend International Holdings, Inc. (the "Company") pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder to inform the stockholders of the Company of a pending change in the majority of the members of the Board of Directors of the Company pursuant to a Stock Purchase Agreement, dated as of October 25, 2004 (the "Stock Purchase Agreement"), by and among Michael Tay ("MT"), William Tay ("WT" and together with WT, the "Former Controlling Stockholders") and Renika Pty Ltd., an Australian corporation ("Renika"). This Information Statement is being mailed on or about November 17, 2004 (the "Notice Date") to all holders of record of shares of common stock par value $0.001 per share (the "Common Stock") of the Company who would be entitled to vote at a meeting for election of directors of the Company as of such date.

      This Information Statement is required because, on November 17, 2004, as a condition to the closing of the Stock Purchase Agreement, the Company's current directors, MT and WT, resigned. Prior to their resignations, MT and WT appointed Mr. Joseph Gutnick to serve as the President, Treasurer and sole director of the Company with his appointment as sole director to be effective on the 10th day after the Company has filed this Information Statement with the SEC and transmitted it to stockholders. Such designation has been made otherwise than at a meeting of security holders and the person so designated will constitute a majority of the directors of the Company.

CHANGE IN CONTROL

      In accordance with the Stock Purchase Agreement, on November 17, 2004, Renika acquired an aggregate of 9,217,120 shares of Common Stock from the Former Controlling Stockholders, representing approximately 88% of the issued and outstanding shares of Common Stock of the Company. The Former Controlling Stockholders also granted Renika an option to acquire an additional 578,240 shares of Common Stock. The option shares are also subject to a two year right of first refusal uon expiration of the option. The Stock Purchase Agreement required, as a condition of closing, that the Former Controlling Stockholders resign their positions as officers and directors of the Company and appoint Mr. Joseph Gutnick as the President, Treasurer and sole director (the "Director Designee") of the Company, with his appointment as sole director subject to compliance with Section 14(f). As a result, a change of control of the Company has occurred.


VOTING SECURITIES

      At the close of business on the Notice Date, 10,474,000 shares of Common Stock were outstanding. Shares of Common Stock are entitled to vote at meetings for election of directors. Each share of Common Stock outstanding as of the Notice Date is entitled to one vote.

BENEFICIAL OWNERSHIP OF SECURITIES

 The following table sets forth certain information, as of the Notice Date, with respect to persons known to the Company to be the beneficial owners, directly and indirectly, of more than five percent (5%) of the Company's Common Stock and beneficial ownership of such Common Stock by the current Director Designee and executive officer of the Company and the former directors and executive officers.

                                                     Amount and nature        Percent
Name and, as                                          of beneficial             of
appropriate, address of beneficial owner                ownership            class (1)
---------------------------------------             ------------------     ----------
Renika Pty Ltd.                                       9,795,360(2)(3)          93.5%
Joseph Gutnick                                        9,795,360(4)             93.5%
Stera Gutnick                                         9,795,360(4)             93.5%
Michael Tay                                            469,240 (5)              4.5%
William Tay                                            109,000 (5)                1%
Current officer and director as a group (1 person)    9,795,360(4)             93.5%

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(1)  Based upon 10,474,000 shares of common stock outstanding on November 17,
     2004.

(2) Renika is a private corporation engaged as the trustee of a private family investment trust for the benefit of members of the family of Joseph Gutnick and Stera Gutnick who are husband and wife.

(3) Includes 578,240 shares of Common Stock issuable upon exercise of stock options.

(4) By virtue of their positions as officers and directors of Renika, Joseph Gutnick and Stera Gutnick may be deemed to share beneficial ownership of the shares of Common Stock owned by Renika.

(5) Michael Tay and William Tay are father and son, respectively. Each disclaims beneficial ownership in the shares of the other.


FORMER DIRECTORS, DIRECTOR DESIGNEE AND FORMER AND CURRENT EXECUTIVE OFFICERS

      Set forth below is information regarding former directors, the Director Designee and the former and current executive officers of the Company.

--------------------------------------------------------------------------------------------------------------
Name                                 Age                    Position(s) Held              Director Since
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Michael Tay                           66        President, Treasurer and Director until   January 2001 until
                                                November 17, 2004                         November 17, 2004
--------------------------------------------------------------------------------------------------------------
William Tay                           33        Vice President, Secretary and Director    November 2003 until
                                                until November 17, 2004                   November 17, 2004
--------------------------------------------------------------------------------------------------------------
Joseph Gutnick                        52        President, Treasurer and Director                     --
                                                Designee since November 17, 2004
--------------------------------------------------------------------------------------------------------------

      MICHAEL TAY is the Company's founder and was the president, chief executive officer, chief financial officer, treasurer, and director from January 5, 2001 until November 17, 2004. For the last five years, Mr. Tay has devoted full time in managing his own investments in securities and real estate, including commercial, and residential real estate investments in undeveloped land as well as income producing properties, mutual funds and other securities investments, both debt and equity, in companies listed on exchanges such as AMEX or traded over-the-counter and listed on NASDAQ and the OTC Bulletin Board.

      WILLIAM TAY was the vice president, secretary and director of the Company from November 14, 2003 until November 17, 2004. He was formerly a director, president, CEO, and treasurer of Donar Enterprises, Inc. (OTC-BB: DNRE), a competitive based EDGAR Formatting and Filing Service Provider, from May 25, 2001 to June 11, 2004. For the past five years, Mr. Tay has been a business consultant, specializing in corporate and securities consulting, and has served on the board of directors and as an officer for several private and public companies, including Global Energy Group, Inc. F/K/A 1StopSale.com Holdings, Inc. (OTC-BB: GENG) and Jeremy's Microbatch Ice Creams, Inc. (OTC: JMIC). In late 2003, he started Heritage Capital Group, Inc., a private equity firm specializing in business acquisitions. His goal is to build a diversified public holding company through multiple acquisitions. His investment philosophy is to be patient and conservative, with the primary objective of enhancing shareholder value. He is also active in assisting others in all areas of corporate development and corporate finance. Prior to that, he was a licensed National Association of Securities Dealers (NASD) Series 7 Registered Representative or stockbroker.

JOSEPH GUTNICK has been the President, Treasurer and the Director Designee of the Company since November 17, 2004. He has been a director of numerous public listed companies in Australia specializing in the mining sector since 1980 and is currently a director of Bay Resources Ltd., Astro Mining N.L., Great Gold Mines N.L., and Quantum Resources Limited. Mr. Gutnick was previously Executive Chairman of Tahera Corporation, a company that is listed on Toronto Stock Exchange from May 2000 to October 2003 and has previously been a Director of the World gold Council. He is a Fellow of the Australasian Institute of Mining & Metallurgy and the Australian Institute of Management and a Member of the Australian Institute of Company Directors. Mr. Gutnick was formerly the Chairman of the Board of Centaur Mining & Exploration Ltd., an Australian corporation, which commenced an insolvency proceeding in Australia in March 2001.

Family Relationships

      Michael Tay, former Chief Executive Officer, President and Treasurer of the Company, is the father of William Tay, the Company's former Vice President and Secretary.

CORPORATE GOVERNANCE

Board of Directors

         The Company's Board of Directors currently consists of 2 members. The directors are elected annually by the stockholders. The By-laws provide that the Board of Directors will determine the number of directors. Vacancies may be filled by the remaining directors even if less than a quorum. During fiscal 2003, the Board of Directors met 4 times.

Board Committees

      The Board of Directors does not have an audit committee, compensation committee or nominating committee. In lieu of an audit committee, compensation committee or nominating committee, the Board of Directors assumes the responsibilities that would normally be those of such committees.

Selection of Board Nominees

         Historically the Company's entire Board of Directors has selected nominees for election as directors. The Board believes this process has worked well thus far particularly since it has been the Board's practice to require unanimity of Board members with respect to the selection of director nominees.


         While no single factor is determinative, in order to have a Board with skills and attributes needed to function effectively, the Board considers a number of factors in the process of selecting nominees for election as directors by the Board or by the stockholders, including education and work experience and service as a director of other public companies.

      In determining whether to elect a director or to nominate any person for election by the stockholders, the Board assesses the appropriate size of the Board of Directors, consistent with its bylaws, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Board will consider various potential candidates to fill each vacancy. Candidates may come to the attention of the Board through a variety of sources, including from current members of the Board, stockholders, or other persons.

Report of the Board of Directors in lieu of Audit Committee Report

         Management is responsible for the Company's financial reporting process, including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing those financial statements.


         In performing our oversight duties we rely on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States. We also rely on the representations of the independent auditors included in their report on the Company's financial statements.

         Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures. Furthermore, our contacts with management and the independent auditors do not assure that:

      o the Company's financial statements are presented in accordance with generally accepted accounting principles,

      o the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or

      o     the Company's independent accountants are in fact "independent."


         In connection with the inclusion of the audited financial statements in the Company's 2003 annual report on form 10-KSB, the Board of Directors:

      o reviewed and discussed the audited financial statements with management,

      o discussed with our independent auditors the materials required to be discussed by SAS 61,

      o reviewed the written disclosures and the letter from our independent auditors required by Independent Standards Board Standard No. 1 and discussed with our independent auditors their independence, and

      o based on the foregoing review and discussion, recommended that the audited financial statements be included in the Company's 2003 annual report on Form 10-KSB.

         By the Board of Directors of Legend International Holdings, Inc.

         Michael Tay
         William Tay

   Policy Regarding Director Attendance Of Annual Meetings

      The Company does not have a formal policy regarding the Board attendance at annual meetings but does expect that each member attend each meeting.

   Stockholder Communications With the Board

The Board currently does not have a formal process for stockholders to send communications to the Board. Nevertheless, the Board desires that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders on a timely basis. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, stockholders wishing to formally communicate with the Board may send communications directly to Joseph I. Gutnick, Level 8, 580 Kilda Road, Melbourne, Victoria 3004, Australia. Such communications will be screened by the Corporate Secretary for appropriateness before either forwarding to or notifying the members of the Board of receipt of a communication.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

Name               Position(s)                                     Compensation
-----------        -------------------------------------------     -------------
Michael Tay        President, CEO, CFO, Treasurer and Director     None
William Tay        Vice President, Secretary and Directory         None

      As of the date of this statement, no salary has been paid to the Company's officers and directors.

Employment Contracts

      The Company has no employment agreements with any of its officers or directors since the inception of the Company.


Equity Compensation Plan Information

      The following table provides information as of December 31, 2003 with respect to shares of the Company's common stock that may be issued under the

Company's equity compensation plans.

                                                                                                       Number of securities
                                             Number of securities                                 remaining available for future
                                             to be issued upon            Weighted-average            assuance under equity
                                                exercise of              exercise price of             compensation plans
                                             outstanding options,       outstanding options,      (excluding securities reflected
Plan category                                warrants and rights         warrants and right              in column (a))
                                                   (a)                         (b)                            (c)
-------------------------------------       ---------------------      --------------------       ----------------------------------
Equity compensation plans approved
   by security holders                             0                   $         --                       0
Equity compensation plans not
   approved by security holders                    0                   $         --                       0
                                                  ---                                                    ---
      Total                                        0                                                      0

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. In 2003 officers, directors and greater-than-10% stockholders were required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they filed. To the Company's knowledge, based solely on review of the copies of such reports and written statements from officers and directors furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors and beneficial owners of more than 10% of our common stock were complied with during the year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Since the Company's inception, the following transactions were entered into with the Company's officers, directors and/or affiliates.

      In connection with the Company's organization, on January 5, 2001, Michael Tay, the Company's president and CEO, was issued 1,910,000 shares of the Company's restricted common stock in exchange for services, the business plan of the Company, and its web site and domain name, 5,000,000 restricted shares for services rendered during year 2002 and 1,875,000 restricted shares for services rendered during year 2003.

      The Company issued 60,000 shares of its restricted common stock on January 24, 2001 to the son of the Company's president in exchange for corporate and securities consulting services.

      In October 14, 2003, the Company issued 109,000 shares of common stock to William Tay, the Company's current vice-president and secretary, for services rendered.


LEGAL PROCEEDINGS

      No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

                                     *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
           INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                  OR REQUIRED.